UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Appointment of Wildman Ventures, LLC to Board of Directors

On January 8, 2023, the Board of Directors (the “Board”) of Nyxoah SA (the “Company”)  appointed Wildman Ventures LLC, represented by Daniel Wildman, to the Company’s Board, effective immediately, subject to confirmation of the Company’s shareholders at the next shareholders’ meeting. The Board also appointed Wildman Ventures LLC, represented by Daniel Wildman, to serve on the Audit Committee and the Renumeration Committee of the Board.

Mr. Wildman is currently the President and Chief Executive Officer of Wildman Ventures, LLC, a strategic consulting company that provides advisory services to several medical device and pharmaceutical companies, and has served in such role since January 2019. Additionally, Mr. Wildman is the Chairman of the Board of Progenerative Medical, Inc., where he has served in such role since March 2022, and also currently serves as a Strategic Advisor for PanTher Therapeutics, Inc., where he has served in such role since February 2022. Prior to serving in such roles, Mr. Wildman served in various roles at Johnson & Johnson (NYSE: JNJ) (“J&J”) from 2000 to January 2019, where he most recently led the Digital Surgery Strategy Initiative that developed an integrated strategy for robotic surgery. From 1990 to 2000, Mr. Wildman served in a variety of sales, marketing, operations and strategic planning roles at Boston Scientific Corporation (NYSE: BSX). Mr. Wildman has served as a member of the Board of Directors of Urogen Pharma, Ltd. (NASDAQ: URGN) since November 2022 and previously served as an Independent Director of Precision Healing, Inc. from June 2020 to April 2022. Mr. Wildman received a Bachelor of Arts degree in Economics from St. Lawrence University.

The information included under the heading “Appointment of Wildman Ventures, LLC to Board of Directors” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Number 333-261233) and Form F-3 (Registration Number 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On January 9, 2023, the Company issued a press release announcing the appointment of Wildman Ventures LLC, represented by Daniel Wildman, to the Company’s Board. A copy of the press release is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated January 9, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date:January 9, 2023	By:	/s/ Loic Moreau
	Name:	Loic Moreau
	Title:	Chief Financial Officer